Exhibit 107

Calculation of Filing Fee

Form S-3

(Form Type)

UDR, Inc.

United Dominion Realty, L.P.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title(1)(2)	Fee Calculation or Carry Forward Rule(4)	Amount Registered(2)(3)	Proposed Maximum Offering Price Per Unit(2)(3)	Maximum Aggregate Offering Price(2)(3)	Fee Rate(4)	Amount of Registration Fee(4)	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Equity	Common Stock	—	—	—	—	—	—
	Equity	Preferred Stock	—	—	—	—	—	—
	Other	Depositary Shares (5)	—	—	—	—	—	—
	Debt	Debt Securities	—	—	—	—	—	—
	Debt	Guarantees of Debt Securities(6)	—	—	—	—	—	—
	Other	Warrants	—	—	—	—	—	—
	Other	Subscription Rights	—	—	—	—	—	—
	Other	Purchase Contracts	—	—	—	—	—	—
	Other	Purchase Units(7)	—	—	—	—	—	—
Fees Previously Paid	N/A	—	—	—	—	—		—
Carry Forward Securities
Carry Forward Securities	N/A	—	—	—		—			—	—	—	—
	Total Offering Amounts					—		—
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							—

(1)	Securities registered hereunder may be sold separately, together or as units with other securities registered hereunder. This registration statement covers offers, sales and other distributions of the securities listed in this table from time to time at prices to be determined, as well as shares of preferred stock distributable upon the termination of a deposit arrangement for depositary shares so offered or sold, and shares of common stock issuable upon the exchange or conversion of shares of preferred stock so offered or sold that are exchangeable for or convertible into shares of common stock or upon the exercise of common stock warrants so offered, sold or distributed. This registration statement covers shares of preferred stock, depositary shares, shares of common stock, debt securities or other securities registered hereby that may be offered or sold pursuant to subscription rights. This registration statement also covers shares of preferred stock, depositary shares, shares of common stock, debt securities, guarantees and warrants that may be offered or sold under delayed delivery contracts pursuant to which the counterparty may be required to purchase such securities, as well as such contracts themselves. Such contracts would be issued with the specific securities to which they relate.

(2)	Not required to be included pursuant to Form S-3 General Instruction II.F.

(3)	We are registering an indeterminate aggregate principal amount and number of securities of each identified class of securities, which may be offered from time to time in unspecified numbers and at indeterminate prices, and as may be issued upon conversion, redemption, repurchase, exchange or exercise of any securities registered hereunder, including under any applicable anti-dilution provisions. Separate consideration may or may not be received for securities that are issuable on exercise, conversion or exchange of other securities or that are represented by depositary shares.

(4)	In accordance with Rules 456(b) and 457(r), we are deferring payment of the entire registration fee.

(5)	Each depositary share will be issued under a deposit agreement, which will represent an interest in a fractional share or multiple shares of Preferred Stock and will be evidenced by a depositary receipt.

(6)	We also are registering an indeterminate amount of guarantees by certain of our subsidiaries, including United Dominion Realty, L.P., of debt securities. Pursuant to Rule 457(n) under the Securities Act, no separate fee is payable with respect to the guarantees being registered hereby.

(7)	Each unit will be issued under a unit agreement and will represent an interest in two or more other securities, which may or may not be separable from each other.